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                            September 20, 2023

       Yehuda Levy
       Interim Chief Executive Officer
       EzFill Holdings Inc
       67 NE 183rd Street
       Miami, Florida 33169

                                                        Re: EzFill Holdings Inc
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed September 14,
2023
                                                            File No. 001-40809

       Dear Yehuda Levy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed September 14,
2023

       General

   1. We note that the preliminary information statement relates to the increase in the number of authorized shares
necessary to complete the transactions contemplated by the exchange agreement. Please
revise the information statement to provide all of the information required by Schedule
14C, including Item 14 of Schedule 14A. See Note A to Schedule
                                                        14A and Item 1 of
Schedule 14C.
 Yehuda Levy
FirstName  LastNameYehuda   Levy
EzFill Holdings Inc
Comapany 20,
September  NameEzFill
               2023    Holdings Inc
September
Page 2     20, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      David Manno